Mail Stop 6010

September 7, 2006

Jack O. Bovender, Jr.
Chairman of the Board and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, Tennessee

> **Re: HCA Inc.**
> **Schedule 13E-3 and Schedule 14A**
> **Filed August 9, 2006**
> **File No. 1-11239**

Dear Mr. Bovender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3

1.   What consideration was given to whether the Frist Entities, members of the Frist family, the Management Rollover Holders and members of the Senior Management Group not already named, the sponsors, Parent and Merger Sub are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3? For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

Introduction

2.	Please remove "although each Filing Person expressly disclaims any obligation to file this Transaction Statement" from the first paragraph of the Introduction.

SCHEDULE 14A

Summary Term Sheet, page 1

3.	We note from the first bullet point that "certain entities affiliated with HCA founder and director Dr. Thomas F. Frist, Jr." are part of the Investor Group. Since Dr. Frist does not currently own an interest in Hercules Holding II, LLC, please clarify that he is part of the Investor Group by virtue of the fact that he will contribute some of his shares in exchange for an equity interest in Hercules, so he is going to become an equity holder in Hercules.

4.	We note from a Form 8-K filed on August 21, 2006 that the FTC granted an early termination for the waiting period that is discussed in the "Regulatory Approvals" bullet point on pages 6-7. Please update this bullet point accordingly.

5.	Please revise "Interests of the Company's Directors and Executive Officers in the Merger" to quantify the total cash payment that each officer will receive if the merger is consummated. Additionally, revise the table on page 48 to include a column disclosing the cash payment that each named individual will receive for their unrestricted shares.

6.	Please disclose in the "Opinions of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated" bullet point on page 6 the amount of Credit Suisse's fee for its opinion and the amount by which the fee will increase if the merger is completed.

Questions and Answers About the Special Meeting and the Merger, page 9

7.	We note your undertaking to provide documents incorporated by reference upon written request. Please revise to clarify that you will provide such copies upon written or oral request and provide a phone number that can be used for such requests. See Note D.2. to Schedule 14A.

The Special Meeting, page 16

8.	We note your disclosure that you have retained Georgeson, Inc. to assist in the solicitation and that your officers, directors and other employees may also solicit proxies. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed.

The Parties To the Merger, page 15

9.   Please include the telephone numbers for Parent and Merger Sub, which would appear to be the telephone numbers for Bain Capital Partners, Kohlberg Kravis Roberts & Co., and Merrill Lynch Global Private Equity. See Item 14(b)(2) of Schedule 14A.

Special Factors

Background of the Merger, page 19

10.   We note from the second paragraph on page 19 and the second paragraph on page 20 that the company considered strategic alternatives, including acquisition opportunities, leveraged recapitalizations, and continuing as a stand-alone company or effecting additional stock repurchases.

        • Please explain why the company ruled out these alternatives.
        • Also, where you refer at the top of page 26 to the "potential rewards, risks and uncertainties" associated with these other alternatives, please identify and discuss those rewards, risks, and uncertainties for each alternative the board considered.
        • Each time these alternatives are discussed, the nature of the discussions should be included in the description of the meeting.

11.   What were the hypothetical financial structures for a leveraged buyout transaction that were discussed on April 5, 2006? Why was the structure of the present transaction chosen over other structures that were discussed?

12.   We note that Messrs. Bovender and Braken and Dr. Frist excused themselves from the May 8, 2006 board of directors meeting. Please revise the "Background of the Merger" discussion to clarify at what point Messrs. Bovender and Braken and Dr. Frist expressed interest in participating with the sponsors in the buyout of the Company. The discussion should clarify whether the sponsors approached Messrs. Bovender and Braken and Dr. Frist or if Messrs. Bovender, Braken and Dr. Frist approached the sponsors.

13.   We refer you to your disclosure on page 49. Please include in the Background of the Merger section disclosure of the discussions regarding the Investor Group's unwillingness to proceed with the acquisition unless the Senior Management Group made significant investments in the surviving corporation.

14.   Were representatives of Merrill Lynch at the April 24, 2006 and May 3, 2006 meetings? Please note you should identify all parties present at each of the meetings described.

15.   Please clarify who Bass, Berry and Sims represents. Did they attend any meetings after May 25, 2006?

16.   Please revise the discussion of the May 25, 2006 meeting to include a description of Dr. Frist's views of the proposed transaction that were presented at the meeting.

17.   Please revise the discussion of the July 11, 2006 meeting to describe McKinsey's analyses of the company and its prospects that were presented at the meeting, or provide a cross reference to such information appearing on page 78.

18.   Please explain why the special committee decided it was necessary to hire a second financial advisor.

19.   Please describe Credit Suisse and Morgan Stanley's assessment of the strategic alternatives available to the company that were presented on July 17, 2006.

20.   We note that on July 18, 2006 Dr. Frist reviewed with the special committee the reasons why he thought the company should be taken private at this time. Please revise this disclosure to include Dr. Frist's reasons.

21.   We note your disclosure that beginning July 24, 2006 representatives of Credit Suisse and Morgan Stanley contacted companies they believed would be capable of and might be interested in consummating an acquisition of the company. Please disclose how many companies they contacted, what criteria they used to identify these companies, and the results of their inquiries. We may have further comments.

22.   To the extent they are not already included as exhibits to the Schedule 13E-3, please file any board books or other materials provided to the board by McKinsey, Credit Suisse, Morgan Stanley or any outside party. Further, please provide the disclosure required by Item 1015 with regard to any such reports or materials. For example, any materials given to the board by the sponsors' representatives at the July 11, 2006 presentation.

Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger, page 25

23.   Please expand your disclosure in the first bullet on page 25 regarding the Company's business, operations, financial condition, strategy and prospects as factors behind the special committee's decision to recommend the merger. *Quantify to the extent practicable.*

24.   We note you refer to other strategic alternatives including additional stock repurchases, divestitures or selected assets and potential acquisitions. If any of these alternatives were considered, please revise "Background of the Merger" to discuss the meetings in which they were considered and why the special committee decided not to pursue them. Your discussion should include a specific explanation as to why the special committee believes the merger is more favorable to unaffiliated shareholders than the mentioned alternatives.

25.   Clarify whether the special committee considered the going concern value as a factor in determining fairness of the transaction to the unaffiliated shareholders. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the special committee's fairness determination to address the going concern value of the company or explain why the committee did not consider this valuation technique. To the extent the committee is relying on the analyses of Credit Suisse or Morgan Stanley to satisfy any of its Item 1014 obligations, the committee must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

26.   Expand the first bullet point on page 26 to provide more information regarding the committee's consideration of the range that would be payable in a leveraged buyout transaction. For example, quantify the range. Further, to the extent that the committee relied upon the analyses of a third party in this regard, it must adopt the analyses. See our previous comment.

27.   Please expand to describe the committee's consideration of historical market prices, including those of other industry participants and general market indices, in more detail or provide a cross reference to the information considered. To the extent that the committee relied upon the analyses of a third party in this regard, it must adopt the analyses. See our previous comment.

28.   Please delete the discussion concerning "arm's-length negotiations" here and in all other places in the document where similar language appears, as references to arm's-length negotiations are inappropriate in a going private transaction.

29.   We note your statement on page 28 that the special committee did not consider
        the liquidation value of the company's assets because it considers the company to
        be a viable going concern business. Did the committee consider the possibility
        that the aggregate value of the individual assets may be worth more than the value
        of the business? If not, then please explain why. Further, please note that the
        absence of an intention to liquidate is not determinative of whether the discussion
        should address liquidation values. See Question and Answer No. 20 of Exchange
        Act Release No. 34-17719 (April 13, 1981).

30.   Expand the fairness discussion to address fairness in the absence of the procedural
        safeguards listed in Item 1014. For example, what consideration did the
        committee give to the fact that the transaction does not require the approval of at
        least a majority of the unaffiliated shareholders? See Items 1014(c), (d), and (e).

Purpose and Reasons for the Merger of Management Investors, page 29

31.   Please delete the statement that Messrs. Bovender and Braken "may be deemed"
        to be engaged in a going private transaction under a potential interpretation of the
        rules governing going private transactions. It is clear that they are engaged in a
        going private transaction. Similarly, delete the statement that Dr. Frist "may be
        deemed" to be engaged in a going private transaction.

32.   We note your statement that the transaction will allow the Management Investors
        to immediately realize in cash the value of a portion of their holding in HCA.
        Please revise to disclose the amount that each party will realize and the amount
        that each will reinvest in the surviving corporation. Provide similar disclosure for
        Dr. Frist in the section titled "Purpose and Reasons for the Merger of Dr. Frist."

Opinion of Credit Suisse Securities (USA) LLC, page 30

33.   Please revise the second paragraph to describe the procedures followed,
        assumptions made, matters considered, and limitations rather than referring to the
        opinion.

34.   You state that the summary of the Credit Suisse opinion is qualified by reference
        to the full text of such opinion. Because you are responsible for the accuracy of
        the information in the filing, this type of qualification is inappropriate. Revise as
        appropriate. Apply this comment to the similar qualification regarding the
        summary of the Morgan Stanley opinion

35.   Please state in the second full paragraph on page 31 the amount of Credit Suisse's
        fees for its services provided in connection with the merger, the amount

attributable to the opinion, and the amount by which the fee will increase if the merger is completed. See Item 1015(b)(4) of Regulation M-A.

36.   We note your disclosure that Credit Suisse reviewed "certain publicly available business and financial information" and "certain other information provided to or discussed with" HCA, as well as "financial studies, analyses and investigations and financial and economic market criteria" Credit Suisse deemed relevant. Please note that any non-public information used by Credit Suisse in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Credit Suisse that it used to formulate its opinion, including the specific assumptions outlined in Credit Suisse's fairness opinion and report. Apply this comment to similar information reviewed by Morgan Stanley and discussed on page 32.

Opinion of Morgan Stanley & Co. Incorporated, page 31

37.   Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion.

38.   Please disclose the amount of Morgan Stanley's fee for its services in connection with the merger and the amount attributable to the opinion.

Financial Analyses, page 33

39.   We note you discuss one Discounted Cash Flow Analysis, one Selected Companies Analysis, and one Selected Transactions Analysis. Please discuss any analyses Credit Suisse or Morgan Stanley performed independently of one another. If the two firms based their opinions on the same analyses, disclose that fact.

40.   We note from slide 8 of exhibit 99(C)(3) of the Schedule 13E-3 that in addition to the discounted cash flow, selected companies, and selected transactions analyses, the firms also utilized LBO analysis and premiums paid in selected transactions. Please discuss these analyses in the proxy statement.

41.   Please also explain to us the "Wall Street Research Analyst Target Summary," and tell us why you did not describe it in your proxy statement.

Discounted Cash Flow Analysis, page 34

42.   Please tell us the basis for the selection of the multiples of 6.5x to 8.0x and the discount rates of 7.0% to 8.0% and explain why the financial advisors believe that these ranges are the most appropriate indicators.

Selected Companies Analysis, page 35

43.   Please disclose the criteria the firms used to determine the six companies they analyzed in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Also explain the rationale for using three urban hospital companies and three rural hospital companies.

44.   Please disclose the enterprise values, estimated EBITDA, and resulting trading multiples for each company. Also disclose each company's equity value per share, estimated earnings per share, and resulting P/E ratio.

45.   Please disclose which "ranges of selected multiples described above for the selected companies" were used to derive an implied enterprise value reference range.

46.   Please state the amount of HCA's net debt as of June 30, 2006, and describe the "other adjustments" that were made.

Selected Transactions Analysis, page 35

47.   We note the companies involved in the eight transactions used in this analysis had "businesses and holdings similar to those HCA's." Please disclose in more detail the criteria the firms used to determine the eight transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

48.   Please revise to clarify that the transactions used in the analysis took place between 1996 and 2004.

49.   Please disclose the enterprise values, the latest 12 months revenue and EBITDA, and the resulting multiples for each company. Also disclose which "ranges of selected multiples described above for the selected transactions" were used to derive an implied enterprise value reference range.

50.   Please state the amount of HCA's net debt as of June 30, 2006, and describe the "other adjustments" that were made.

Interests of the Company's Directors and Executive Officers in the Merger, page 46

51.   Please disclose the ownership percentage in the Parent the Frist Entities are expected to have.

52.   We note the statement near the bottom of page 47 that "[t]he foregoing summary of the interim investors agreement does not purport to be complete." Please either remove this statement or revise it to clarify that the discussion does include all terms that are required to be disclosed pursuant to Item 5 of Schedule 14A.

53.   We note in the "New Arrangements with the Surviving Corporation After Closing" discussion on page 49 that certain officers will enter into definitive general employment and equity compensation agreements. Please include a brief description of the general terms and file these agreements with your proxy statement when they are executed.

Projected Financial Information, page 75

54.   We note that you have included a "subset" of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions.

Annex C: Opinion of Morgan Stanley & Co. Incorporated, page C-1

55.   We note the following sentence in the opinion's penultimate paragraph on page C-3: "It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent." Please revise your proxy statement to clarify that shareholders have the right to rely on this opinion.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: J. Page Davidson
       Bass, Berry & Sims PLC
       315 Deaderick Street, Suite 2700
       Nashville, Tennessee 37238